UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13g

Under the Securities Exchange Act of 1934
(Amendment No. ___3________)*

Chelsea Property Group Inc
(Name of Issuer)

REIT Equity
(Title of Class of Securities)

163421100
(CUSIP)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  X ]  Rule 13d-1 (b)

[   ]  Rule 13d-1 (c)

[   ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  ___163421100_______


1. Names of Reporting Persons.   RREEF
IRS Identification Nos. of above persons (entities only).  58-2364506



2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _______________________________________________________________

(b) _______________________________________________________________


3. SEC Use Only _____________________________________________________

4. Citizenship or Place of Organization ------Illinois_______________

Number of 	5.  Sole Voting Power __________________1991018_____________
Shares
Beneficially	6.  Shared Voting Power _____________________________
Owned by
Each		7.  Sole Dispositive Power _______1991018_____________________
Reporting
Person With	8.  Shared Dispositive Power __________________________

9.  Aggregate Amount Beneficially Owned by Each Reporting Person _100%_


10. Check if the Aggregate Amount is Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) ___10.63%_________

12.	Type of Reporting Person (See Instructions) ______IA____________